SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
______________________________

CBRE Realty Finance, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12498B307
(CUSIP Number)

Walter Horn
General Counsel
Arbor Realty Trust. Inc.
333 Earle Ovington Blvd., Suite 900
Uniondale, New York 11553
(516) 832-8002

(Name, address and telephone number of person authorized
to receive notices and communications)

November 26, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.  (However, see the Notes.)

(CONTINUED ON FOLLOWING PAGES)

CUSIP No. 12498B307			(PAGE 2 OF 4)
1		NAME OF REPORTING PERSON	Arbor Realty Trust, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Maryland
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	2,900,756
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	2,900,756
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,900,756
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.4%
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 12498B307	(PAGE 3 OF 4)

 EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed by Arbor Realty Trust, Inc., a Maryland corporation ("Arbor Realty") on November 23, 2007 (the "Original Schedule 13D"), relating to its beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of CBRE Realty Finance, Inc., a Maryland corporation (the "Issuer").  This Amendment No. 1 (i) amends Item 4 of the Original Schedule 13D as set forth below, and (ii) amends Item 7 of the Original Schedule 13D to include the exhibit referred to in amended Item 4.  Unless amended or supplemented by this Amendment No. 1, all information previously reported on the Original Schedule 13d remains in effect.

ITEM 1	Security and Issuer

            There is no change to Item 1 of the Original Schedule 13D.

ITEM 2	Identity and Background

            There is no change to Item 2 of the Original Schedule 13D.

ITEM 3	Source and Amount of Funds or Other Consideration

            There is no change to Item 3 of the Original Schedule 13D.

ITEM 4	Purpose of Transaction

The following paragraph is hereby added to Item 4 of the Original Schedule 13D:

On November 26, 2007, Ivan Kaufman the Chief Executive Officer of Arbor Realty, sent Kenneth Witkin, the Chief Executive Officer of the Issuer, a letter, a copy of which is being filed as Exhibit 2 hereto and is incorporated in this Item 4 by reference, requesting: (i) a meeting with CBRE's management, as well as any directors of the Issuer desiring to attend, in order to discuss the proposed business combination of Arbor Realty and the Issuer, and (ii) a waiver from the Issuer's Board of Directors in order to exceed the 9.8% ownership limit contained in Issuer's charter, noting that Arbor Realty's ownership of the Common Stock will not cause the Issuer to violate the "five-or-fewer" test for a real estate investment trust (a "REIT") under federal income tax law because Arbor Realty is qualified as a REIT and satisfies this test.

ITEM 5	Interest in Securities of the Issuer

            There is no change to Item 5 of the Original Schedule 13D.

ITEM 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            There is no change to Item 6 of the Original Schedule 13D.

ITEM 7           Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit 2:	Letter, dated November 26, 2007, of Arbor Realty to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 27, 2007

ARBOR REALTY TRUST, INC.

By:       /s/ Ivan Kaufman___________
Name: Ivan Kaufman
Title:   Chief Executive Officer